RELIASTAR LIFE INSURANCE COMPANY
and its Separate Account N

ING Advantage Century[SM] (Prospectus No. PRO.100207-07)
ING Advantage Century Plus[SM] (Prospectus No. PRO.100208-07)
ING Advantage[SM] (Prospectus No. PRO.100209-07)

**Supplement dated February 15, 2008 to the Contract Prospectus dated April 30, 2007, as amended
and the Statement of Additional Information dated October 1, 2007, as amended**

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

1. Effective January 31, 2008, ING FMR[SM] Large Cap Growth Portfolio changed its name to ING Van Kampen Large Cap Growth Portfolio. Accordingly, effective January 31, 2008, all references to ING FMR[SM] Large Cap Growth Portfolio in the Contract Prospectus and SAI are deleted and replaced with ING Van Kampen Large Cap Growth Portfolio.

2. The information for ING FMR[SM] Large Cap Growth Portfolio appearing in the Contract Prospectus under Appendix II – Fund Descriptions is deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Van Kampen Large Cap Growth Portfolio *(formerly ING FMR[SM] Large Cap Growth Portfolio)*	Directed Services LLC **Subadviser**: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks growth of capital over the long term. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.

3. On December 5, 2007, the Boards of Directors of ING Partners, Inc. and ING Investors Trust approved a proposal to reorganize certain Portfolios into the following respective "Surviving Portfolios." Subject to approval by each Portfolio's shareholders, after the close of business on April 25, 2008, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolio	Surviving Portfolio
ING JPMorgan International Portfolio	ING Templeton Foreign Equity Portfolio
ING Legg Mason Partners Large Cap Growth Portfolio	ING Marsico Growth Portfolio
ING Van Kampen Large Cap Growth Portfolio	ING Van Kampen Capital Growth Portfolio

Accordingly, effective after the close of business on April 25, 2008, investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- I Class of the ING Templeton Foreign Equity Portfolio will automatically be added to your contract, and all existing account balances invested in the ING JPMorgan International Portfolio (I Class) will automatically become investments in the ING Templeton Foreign Equity Portfolio (I Class).
- Class I of the ING Marsico Growth Portfolio will automatically be added to your contract, and all existing account balances invested in the ING Legg Mason Partners Large Cap Portfolio (I Class)

and all existing account balances invested in the ING Marsico Growth Portfolio (Class S) will automatically become investments in the ING Marsico Growth Portfolio (Class I).

- Class I of the ING Van Kampen Capital Growth Portfolio will automatically be added to your contract, and all existing account balances invested in the ING Van Kampen Large Cap Growth Portfolio (Class I) will automatically become investments in the ING Van Kampen Capital Growth Portfolio (Class I).

As a result of the reorganizations, effective April 28, 2008, all references to the Disappearing Portfolios in the Contract Prospectus and SAI are hereby deleted, and all references to ING Marsico Growth Portfolio (Class S) are changed to ING Marsico Growth Portfolio (Class I).

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolios after the date of the reorganizations will be automatically allocated to the Surviving Portfolios, and all future allocations directed to the ING Marsico Growth Portfolio (Class S) will be automatically allocated to the ING Marsico Growth Portfolio (Class I). You may give us alternative allocation instructions at any time by contacting our Administrative Service Center through:

> ING Service Center
> P.O. Box 5050
> Minot, North Dakota 58702-5050
> 1-877-884-5050

See also the Transfers Among Investment Options section of your Contract Prospectus for further information about making fund allocation changes.

4. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.